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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person: Lee Jackson
     712 Arrowhead Lane, Murray, Utah  84107

2.   Issuer Name and Ticker or Trading Symbol:
     UPLAND ENERGY CORPORATION (UPLC)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 05/99

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below (X) 10% Owner ( ) Other
     Title:  President

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person


TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.   Title of Security:     N/A

2.   Transaction Date (Month/Day/Year):    N/A

3.   Transaction Code:    Code __   V __

4.   Securities Acquired (A) or Disposed of (D):

     Amount: (A) ______  Price: _______
     Amount: (D) ______  Price: _______

5.   Amount of Securities Beneficially Owned at End of Month:  416,072

6.   Ownership Form:  Direct (D) or Indirect (I):  (D) X (I)
                                                      ---   ---
7.   Nature of Indirect Beneficial Ownership:    N/A












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TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1.   Title of Derivative Security:   Options

2.   Conversion or Exercise Price of Derivative Security:  $0.25

3.   Transaction Date (Month/Day/Year):  05/19/99

4.   Transaction Code:  Code: P   V: __

5.   Number of Derivative Securities Acquired (A) or Disposed of (D)

     (A)   64,000        (D)
        ------------        ------------
6.   Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable:  05/19/99    Expiration Date:  05/19/04

7.   Title and Amount of Underlying Securities:

     Title: Common Stock           Amount or Number of Shares 64,000
           --------------                                     -------
8.   Price of Derivative Security:  $0.00

9.   Number of Derivative Securities Beneficially Owned at End of Month:
                                                                 139,000

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I):

                                                         (D) X  (I)
                                                             --    ---
11.  Nature of Indirect Beneficial Ownership:  N/A





Explanation of Responses: The option is partial consideration for loan to the issuer


Signature of Reporting Person: /S/Lee Jackson
Date: 6/2/99